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                          June 16, 2021

       Lloyd Spencer
       President and CEO
       Deep Green Waste & Recycling, Inc.
       13110 NE 177th Place, Suite 293
       Woodinville, WA 98072

                                                        Re: Deep Green Waste &
Recycling, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 8, 2021
                                                            File No. 333-256908

       Dear Mr. Spencer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Gary Blum